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            UNITED STATES                              OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION             -------------------------
        Washington, D.C. 20549                   OMB Number:     3235-0058
                                                 Expires:   March 31, 2006
             FORM 12b-25                         Estimated average burden
                                                 hours per response...2.50
                                                 -------------------------
    NOTIFICATION OF LATE FILING                  SEC FILE NUMBER: 333-33572
                                                 CUSIP NUMBER:

(Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR
For Period Ended:  December 31, 2004
                 ---------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                -----------------------------

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                       Diamond Triumph Auto Glass, Inc.
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Full Name of Registrant

                                     N/A
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Former Name if Applicable

                             220 Division Street
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Address of Principal Executive Office (STREET AND NUMBER)

                        Kingston, Pennsylvania  18704
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed with the prescribed time period.

        The Form 10-K cannot be completed within the required time period due to the additional time necessary for BDO Seidman, LLP ("BDO"), the Company's independent accountants, to comply with its required procedures to issue its audit report in respect of the Company's financial statements for the year ended December 31,2004.

        A letter from BDO stating the specific reasons why it is unable to provide its report on or before March 31, 2005, is attached to this Notification of late Filing on Form 12-b-25 as Exhibit 99.1.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Richard A. Wooditch               (570)                287-9915
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            (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [x] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[x] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Due primarily to a valuation reserve of approximately $40.0 million established against its deferred tax asset, Diamond Triumph experienced a $41.2 million net loss in 2004 as compared to $0.8 million of net income in 2003.
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                       Diamond Triumph Auto Glass, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   4/1/05                       By: /s/ Norman Harris
     ---------------------------       ----------------------------------------
                                       Name: Norman Harris
                                       Title:Chief Executive Officer



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Exhibit 99.1
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April 1, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Diamond Triumph Auto Glass, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2004 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 2004 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We were unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because we are evaluating certain of the Company's disclosures in certain of the footnotes to the financial statements and, as a result, have not yet had sufficient time to complete the auditing procedures that we consider necessary.

Very truly yours,

/s/ BDO Seidman, LLP

Philadelphia, Pennsylvania

April 1, 2005